UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description
99.1	Press release dated May 17, 2022 - Corporación América Airports S.A. reports first quarter 2022 results - Solid top-line performance reaching 71.6% of pre-pandemic levels, with traffic at 65.5% 1Q22 Adjusted EBITDA margin expanded 29.7pp YoY and surpassed 1Q19 pre-pandemic levels by 2.2pp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

	By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal

	By:	/s/ Jorge Arruda Filho
Name: Jorge Arruda Filho
Title: Chief Financial Officer

Date: May 17, 2022